JASON INDUSTRIES, INC.
833 EAST MICHIGAN STREET, SUITE 900
MILWAUKEE, WISCONSIN 53202

September 29, 2016

Via EDGAR and Email

Mr. John Cash Accounting Branch Chief Office of Manufacturing and Construction Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:    Jason Industries, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 8, 2016
Form 10-Q for the Quarter Ended July 1, 2016
Filed August 4, 2016
File No. 1-36051

Dear Mr. Cash:
Set forth below are the responses of Jason Industries, Inc., a Delaware corporation (the “Company,” “Jason,” “we,” “us” or “our”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 22, 2016, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type).
Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Tax Provision (Benefit), Page 46

1.
You disclose that your effective tax rate of 10.4% for the predecessor period January 1, 2014 through June 29, 2014 was primarily due to non-deductible transaction related costs. Based on your tax reconciliation table on page 95, it appears that there are other significant individual reconciling items during the period that should be included in MD&A so that investor can better understand all material factors impacting your effective tax rates. In this regard, we note that foreign tax rate differential and the decrease in tax reserves also materially impacted your effective tax during the period but are not discussed in MD&A. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4850-0065-5673.1

Mr. John Cash

Response:
In response to the Staff’s comment, in future filings the Company will provide further detail on the other significant individual reconciling items materially impacting our effective tax rate during the period.
Note 16—Business Segments, Geographic and Customer Information, Page 102

2.
You disclose on page 9 that your largest customer accounted for 10% of your 2015 revenues. In future filings, please also disclose the identity of the segment(s) reporting the revenues for each of the customers who represents ten percent or more of total revenues for each period presented. Additionally, please disclose the names and the relationship, if any, with such customers. This same comment applies to your Form 10-Q for the period ended July 1, 2016. Refer to ASC 280-10-50-42 and Item 101(c)(1)(vii) of Regulation S-K.

Response:
In response to the Staff’s comment, in future annual filings the Company will disclose, in Part I, Item 1. Business, the identity of the segment(s) reporting the revenues for each of the customers who represents ten percent or more of Jason’s total revenues for each period presented and identify the name(s) and the relationship(s), if any, with such customer(s).
In future filings the Company will also disclose similar information in its “Business Segments, Geographic and Customer Information” note to the Notes to Consolidated Financial Statements, other than the name(s) of any such customer(s) since ASC 280-10-50-42 specially provides that “the public entity need not disclose the identity of a major customer.”
Form 10-Q for the Quarter Ended July 1, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Statements, Page 19

3.
We note on page 3 that net changes in unrealized losses on cash flow hedges have significantly impacted your total other comprehensive income in the first two quarters of 2016. In future filings, to the extent material, please expand your MD&A disclosure to discuss the underlying factors causing such changes.

Response:
In response to the Staff’s comment, in future filings the Company will, to the extent material, provide further detail in our MD&A on the underlying factors causing changes in total other comprehensive income.

* * *
In connection with the foregoing, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

4850-0065-5673.1

Mr. John Cash

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 277-7601 or Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668.
Very truly yours,

/s/ Sarah C. Lauber
Sarah C. Lauber
Chief Financial Officer

cc:    SiSi Cheng
United States Securities and Exchange Commission
Russell E. Ryba
Foley & Lardner LLP
Thomas L. Doerr, Jr.
Jason Industries, Inc.

4850-0065-5673.1